EXHIBIT 16

September 14, 2006

Securities & Exchange Commission
Washington D.C. 20549

Ladies and Gentlemen:

We were previously the independent registered public accounting firm of Admax Resources, Inc. and on July 19, 2006, we reported on the balance sheets of Admax Resources, Inc. as of June 30, 2006 and 2005, and the related statements of operations, stockholders' equity (deficit), and cash flows for the years then ended. On July 21, 2006 we resigned as the independent registered public accounting firm of Admax Resources, Inc. We have read Admax Resources, Inc.'s statements included under Item 4.01 of its Form 8-K/A-1 dated September 14, 2006, and we agree with such statements, except that we are not in a position to agree or disagree with Admax Resources, Inc.'s statements related to the engagement of Michael T. Studer, C.P.A., P.C. as their independent registered public accounting firm.

Very truly yours,
MOEN & COMPANY, LLP.

Date: Sept. 14 2006	By:	/s/ Moen & Company, LLP

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